UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended **December 31, 2014**   **Commission file number 1-5128**



MEREDITH SAVINGS AND INVESTMENT PLAN
(Full title of the plan and the address of the plan, if different from that of the issuer named below)

Meredith Corporation
1716 Locust Street
Des Moines, Iowa 50309-3023
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION

4. Financial Statements and Supplemental Schedule for the Plan

The Meredith Savings and Investment Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). In lieu of the requirements of Items 1 - 3 of this Form, the Plan is filing financial statements and a supplemental schedule prepared in accordance with the financial reporting requirements of ERISA. The Plan financial statements as of December 31, 2014 and 2013, and for the year ended December 31, 2014, and supplemental schedule as of December 31, 2014, have been audited by KPMG LLP, Independent Registered Public Accounting Firm, and their report is included herein.

EXHIBITS

23. Consent of Independent Registered Public Accounting Firm, KPMG LLP

MEREDITH SAVINGS AND INVESTMENT PLAN

**Financial Statements as of December 31, 2014 and 2013,
and for the Year Ended December 31, 2014,
Supplemental Schedule as of December 31, 2014,
and Report of Independent Registered Public Accounting Firm**

TABLE OF CONTENTS

Note: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Meredith Savings and Investment Plan Committee:

We have audited the accompanying statements of net assets available for benefits of the Meredith Savings and Investment Plan (the Plan) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying schedule of Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan's 2014 financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule of Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2014, is fairly stated in all material respects in relation to the 2014 financial statements as a whole.

/s/ KPMG LLP

Des Moines, Iowa
June 23, 2015

Meredith Savings and Investment Plan
Statements of Net Assets Available for Benefits

Assets	December 31,	2014	2013
Investments, at fair value	$	386,470,346	$ 361,873,190
Adjustment from fair value to contract value for fully benefit-responsive investment contracts..		(391,839)	(234,790)
Net assets available for benefits	$	386,078,507	$ 361,638,400

See accompanying Notes to Financial Statements

Meredith Savings and Investment Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31,	2014
Additions to net assets attributed to	
Contributions	
Participant	$ 19,487,234
Employer	9,538,635
Rollovers	3,839,088
Total contributions	32,864,957
Investment income	
Dividend income	2,805,613
Net appreciation in fair value of investments	25,444,004
Net investment income	28,249,617
Total additions	61,114,574
Deductions from net assets attributed to	
Benefits paid to participants	(36,674,467)
Net increase in net assets available for benefits	24,440,107
Net assets available for benefits at beginning of year	361,638,400
Net assets available for benefits at end of year	$ 386,078,507

See accompanying Notes to Financial Statements

Meredith Savings and Investment Plan
Notes to Financial Statements

1. Description of Plan

The following description of the Meredith Savings and Investment Plan (the Plan) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

General—The Plan is a defined contribution plan covering substantially all employees of Meredith Corporation (Meredith or the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions—Full and part-time employees are eligible to begin contributions to the Plan at any time. Temporary and on-call employees must work 1,000 hours and complete a year of service to be eligible to make Plan contributions. On a pretax basis, employees may contribute a maximum of 50 percent of their compensation to the Plan, subject to certain limitations and cannot exceed the maximum amount under the federal tax laws for that calendar year. To be eligible to receive Company matching contributions, all employees must complete a year of service in which they work at least 1,000 hours. The Company matches 100 percent of the first 3 percent of a participant's eligible compensation contributed to the Plan and 50 percent of the next 2 percent of a participant's eligible compensation contributed to the Plan. Additional amounts may be contributed at the discretion of the Company. No such additional discretionary contributions were made during the years ended December 31, 2014 and 2013. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (known as rollover contributions).

Individuals age 50 or older (and those who will turn 50 by the end of the calendar year) have the opportunity to make additional pretax contributions to the Plan if their contributions are otherwise limited by the tax laws or the Plan limit. Additional contributions cannot exceed the maximum amount allowed under the federal tax laws for that calendar year. The Company does not match additional contributions.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, and an allocation of plan earnings based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments—Participants direct the investment of their contributions into various investment options offered by the Plan. Company matching contributions are invested in the same investment options as the participant's contribution elections. The Plan currently offers 13 common trust funds, 9 mutual funds, 2 pooled separate accounts, and a Company common stock fund as investment options for participants.

Vesting—Participants are immediately vested in their contributions, the Company's matching contributions, and investment earnings. As a result, there are no forfeitures under the Plan.

Payment of Benefits—On termination of service, a participant may receive a lump-sum amount equal to the vested value of his or her account. Upon death or retirement, a participant may elect to receive quarterly, semi-annual, or annual installments, not to exceed 15 years.

Voting Rights—Each participant is entitled to exercise voting rights attributable to the shares of Meredith common stock allocated to the participant's account. Shares of Meredith common stock for which participants do not timely return proxy or voting instruction cards shall be voted by the trustee in proportion to the results for those votes returned by participants.

2. Summary of Significant Accounting Policies

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates—The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

The Plan provides for investment in the Company's common and Class B stock. At December 31, 2014 and 2013, approximately 7 percent of the Plan's total assets were invested in common and Class B stock of the Company. The underlying values of the Company's common and Class B stock are entirely dependent upon the performance of the Company and the market's evaluation of such performance.

Investment Valuation and Income Recognition—Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits presents the fair value of the Wells Fargo Stable Value Fund investment contract, as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value. The Statement of Changes in Net assets Available for Benefits is prepared on a contract value basis.

Shares of mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. Fair value of the investments in the common trust fund is determined by the fund trustee based on the fair value of the underlying securities within the fund, which represent the net asset value of the shares held by the Plan at year end.

The Meredith Corporation Stock Fund (the Fund) pools contributions among participants to buy common stock of Meredith and a certain amount of short-term investments. Common stock of the Company is purchased and reported at the daily closing price as reported in the New York Stock Exchange composite. Ownership is measured in units of the Fund instead of shares of stock.

No Class B stock of the Company is publicly traded or available for sale. All Class B shares, however, are convertible to shares of the Company's common stock on a one-to-one basis and thus the value of a share of common stock has been used to value the Class B shares.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation in fair value of investments includes gains and losses in investments sold during the year as well as appreciation and depreciation of the investments held at the end of the year.

Management fees and operating expenses charged to the Plan for investments in the mutual funds and common trust funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses—Administrative expenses of the Plan are paid by the Company.

Payment of Benefits—Benefit payments to participants are recorded upon distribution.

Adopted Accounting Pronouncement—In April 2015, the Financial Accounting Standards Board issued an Accounting Standards Update (ASU) related to disclosures for investments in certain entities that calculate net asset value (NAV) per share. This ASU eliminates the requirement to categorize investments in the fair value hierarchy if their fair value is measured at NAV per share. The reporting entity must disclose the amount of investments measured at NAV to allow users to reconcile total investments in the fair value hierarchy to total investments measured at fair value in the statements of net assets available for benefit. The ASU is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. The Plan adopted this update for the year ended December 31, 2014. The adoption of this guidance required a change in the format of a disclosure only and did not have an impact on our results.

3. Investments

The fair value of the Plan's investments that represent 5 percent or more of the Plan's net assets as of December 31, 2014 and 2013, are as follows:

	2014	2013
Principal LargeCap S&P 500 Index Separate Account	$ 54,024,864	$ 48,378,929
LSV Value Equity Fund	40,405,321	36,549,998
T. Rowe Price Small-Cap Stock Fund	35,700,196	37,116,501
Principal MidCap Separate Account	33,499,825	30,506,333
Wells Fargo Stable Value Fund	28,353,950	29,553,686
Meredith Corporation Stock Fund	26,509,778	26,611,254
Vanguard Target Retirement 2030 Trust II Fund	21,943,872	19,661,927
American Funds EuroPacific Growth R4 Fund	21,905,949	24,167,400

During the year ended December 31, 2014, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2014
Pooled separate accounts	$ 10,272,573
Mutual funds	13,754,390
Meredith common and Class B Stock	1,092,350
Common trust funds	324,691
Net appreciation in fair value of investments	$ 25,444,004

4. Investment Contract

The Plan maintains a fully benefit-responsive investment contract with Wells Fargo Bank, N.A. (Wells Fargo). Contributions are maintained in a pooled account. As described in Note 2, because the investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the investment contract. Contract value, as reported by Wells Fargo, represents contributions made under the contract plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The investment contract is subject to certain restrictions which may impact the Plan's ability to fully realize the investment contract's value under certain conditions. Such events include the following: (1) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan's competing investment options including the elimination of equity wash provisions, (3) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA, (4) changes in law, regulation, ruling, administrative or judicial position, or accounting requirements, or (5) delivery of any communication designed to influence a participant not to invest in the contract. The Plan administrator does not believe that any events which would limit the Plan's ability to transact at contract value with participants are probable of occurring.

The average yields on the contract for the years ended December 31, 2014 and 2013, were 1.40 percent and 1.36 percent, respectively. The crediting interest rates on the contract for the years ended December 31, 2014 and 2013, were 1.64 percent and 1.52 percent, respectively. The basis and frequency of determining the crediting interest rate is done on a quarterly basis. There were no guarantees or limitations on the contract at December 31, 2014 and 2013.

5. Fair Value Measurements

Fair value is a market-based measurement, not an entity specific measurement. Therefore, a fair value measurement should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering market participant assumptions in fair value measurements, a fair value hierarchy was established, which prioritizes the inputs used in measuring fair values. The hierarchy gives the highest priority to Level 1 measurements and the lowest priority to Level 3 measurements. The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety. The three levels of the fair value hierarchy are described as follows:

- Level 1   Quoted prices (unadjusted) in active markets for identical assets or liabilities;
- Level 2   Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable;
- Level 3   Assets or liabilities for which fair value is based on valuation models with significant unobservable pricing inputs and which result in the use of management estimates.

The following is a description of the valuation methods used for assets measured at fair value:

Mutual funds—The fair values of these securities are based on observable unadjusted market quotations for identical assets and are priced on a daily basis at the close of business.

Meredith common stock—The fair value of the common stock is valued at the closing price reported on the active market on which the security is traded.

Meredith Class B stock—The fair value of Meredith Class B stock is based on observable market quotations of Meredith common stock and is valued at the closing price reported on the active market on which Meredith common stock is traded.

Pooled separate accounts—The fair value of units held in pooled separate accounts are valued at the net asset value as reported by the investment manager of the accounts. These net asset values generally represent amounts at which units are redeemed on a regular basis. The pooled separate accounts allow one transfer per 30 day period. The transfer restriction applies to all Plan directed transfers out of this investment, including non-scheduled rebalancing activity. Once the number of allowed transfers is met, the Plan is not allowed to transfer back in this investment option until the holding period elapses. Contributions into the investment options are not impacted.

Common trust funds—The fair value of the investments in the common trust fund is determined by the fund trustee based on the fair value of the underlying securities within the fund, which represent the net asset value of the shares held by the Plan at year end. The common trust funds allow one transfer per 30 day period. The transfer restriction applies to all Plan directed transfers out of this investment, including non-scheduled rebalancing activity. Once the number of allowed transfers is met, the Plan is not allowed to transfer back in this investment option until the holding period elapses. Contributions into the investment options are not impacted.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuations methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets carried at fair value as of December 31, 2014 and 2013:

December 31, 2014	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds				
Large U.S. equity	$ 51,592,100	$ 51,592,100	$ —	$ —
Small/mid U.S. equity	40,491,380	40,491,380	—	—
International equity	29,581,924	29,581,924	—	—
Fixed income	26,734,563	26,734,563	—	—
Pooled separate accounts *				
Large U.S. equity	54,024,864	—	—	—
Small/mid U.S. equity	33,499,825	—	—	—
Common trust funds *				
Stable value fund	28,353,950	—	—	—
Target date funds	95,451,898	—	—	—
Employer Security				
Meredith common stock	26,509,778	26,509,778	—	—
Meredith Class B stock	230,064	—	230,064	—
Total investments, at fair value	$ 386,470,346	$ 174,909,745	$ 230,064	$ —

* Certain investments that are measured at fair value using NAV per share have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

December 31, 2013	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds				
Large U.S. equity	$ 44,372,959	$ 44,372,959	$ —	$ —
Small/mid U.S. equity	42,103,051	42,103,051	—	—
International equity	31,143,691	31,143,691	—	—
Balanced/asset allocation	4,456	4,456	—	—
Fixed income	27,929,333	27,929,333	—	—
Pooled separate accounts*				
Large U.S. equity	48,378,929	—	—	—
Small/mid U.S. equity	30,506,333	—	—	—
Common trust funds*		—	—	—
Stable value fund	29,553,686	—	—	—
Target date funds	81,013,861	—	—	—
Employer Security				
Meredith common stock	26,611,254	26,611,254	—	—
Meredith Class B stock	255,637	—	255,637	—
Total investments, at fair value	$ 361,873,190	$ 172,164,744	$ 255,637	$ —

* Certain investments that are measured at fair value using NAV per share have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

There were no transfers between levels of the fair value hierarchy.

6. Exempt Party-In-Interest Transactions

Certain Plan investments are shares in pooled separate accounts managed by the Principal Life Insurance Company (Principal). Principal is the Plan administrator and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each investment.

At December 31, 2014 and 2013, the Meredith Common Stock Fund held 498,199 and 523,726 shares, respectively, of the common stock of Meredith, the sponsoring employer, with a cost basis of $15,790,267 and $16,153,210, respectively. In addition, at December 31, 2014 and 2013, the Plan held 4,235 and 4,935 shares, respectively, of the Company's Class B stock, with a cost basis of $23,499 and $27,043, respectively. During the year ended December 31, 2014, the Plan recorded dividend income from Company common stock of $865,649.

7. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

8. Income Tax Status

The IRS has determined and informed the Company by a letter dated September 17, 2013, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the applicable taxing authorities. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

9. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2014 and 2013.

	2014	2013
Net assets available for benefits per the financial statements	$ 386,078,507	$ 361,638,400
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	391,839	234,790
Net assets available for benefits per Form 5500	$ 386,470,346	$ 361,873,190

For the year ended December 31, 2014, the following is a reconciliation of net increase in net assets per the financial statements to the Form 5500:

	2014
Net increase in net assets per the financial statements	$ 24,440,107
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	157,049
Net income per Form 5500	$ 24,597,156

MEREDITH SAVINGS AND INVESTMENT PLAN
EIN: 42 041023   PLAN NUMBER 004
FORM 5500
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2014

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Pooled separate accounts			
*	Principal Life Insurance Company	Principal LargeCap S&P 500 Index Separate Account	**	$ 54,024,864
*	Principal Life Insurance Company	Principal MidCap Separate Account	**	33,499,825
				87,524,689
	Common trust funds			
	Wells Fargo Bank, N.A.	Wells Fargo Stable Value Fund	**	28,353,950
	Vanguard Group	Vanguard Target Retirement Income Trust II Fund	**	3,360,848
	Vanguard Group	Vanguard Target Retirement 2010 Trust II Fund	**	2,254,359
	Vanguard Group	Vanguard Target Retirement 2015 Trust II Fund	**	2,798,615
	Vanguard Group	Vanguard Target Retirement 2020 Trust II Fund	**	11,978,630
	Vanguard Group	Vanguard Target Retirement 2025 Trust II Fund	**	6,229,165
	Vanguard Group	Vanguard Target Retirement 2030 Trust II Fund	**	21,943,872
	Vanguard Group	Vanguard Target Retirement 2035 Trust II Fund	**	9,221,806
	Vanguard Group	Vanguard Target Retirement 2040 Trust II Fund	**	17,947,380
	Vanguard Group	Vanguard Target Retirement 2045 Trust II Fund	**	8,249,206
	Vanguard Group	Vanguard Target Retirement 2050 Trust II Fund	**	9,732,904
	Vanguard Group	Vanguard Target Retirement 2055 Trust II Fund	**	1,443,534
	Vanguard Group	Vanguard Target Retirement 2060 Trust II Fund	**	291,579
				123,805,848
	Mutual funds			
	T. Rowe Price Funds	T. Rowe Price Small-Cap Stock Fund	**	35,700,196
	LSV Value Equity Fund	LSV Value Equity Fund	**	40,405,321
	The American Funds	American Funds EuroPacific Growth R4 Fund	**	21,905,949
	PIMCO	PIMCO Total Return Instl Fund	**	11,222,672
	The American Funds	American Funds New Perspective R5 Fund	**	4,109,851
	Vanguard Group	Vanguard Total International Stock Index Signal Fund	**	3,566,123
	Vanguard Group	Vanguard Extended Market Index Signal Fund	**	4,791,184
	Vanguard Group	Vanguard PRIMECAP Core Fund	**	11,186,780
	Vanguard Group	Vanguard Total Bond Market Index Inst Fund	**	15,511,891
				148,399,967
	Employer securities			
*	Meredith Corporation	498,199 shares of common stock	**	26,509,778
*	Meredith Corporation	4,235 shares of Class B stock	**	230,064
				26,739,842
				$ 386,470,346

*   Party-in-interest

** Cost information is not required for participant directed investments and therefore is not included.

See accompanying report of independent registered public accounting firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

MEREDITH SAVINGS AND INVESTMENT PLAN
(Name of Plan)

/s/ Steven M. Cappaert

Steven M. Cappaert
Corporate Controller of Meredith Corporation

Date: June 23, 2015

INDEX TO ATTACHED EXHIBIT

Exhibit Number	Item
23	Consent of Independent Registered Public Accounting Firm

Exhibit 23

Consent of Independent Registered Public Accounting Firm

Meredith Savings and Investment Plan Committee:

We consent to the incorporation by reference in the registration statements (No. 33-2094 and 333‑125675) on Form S-8 of Meredith Corporation of our report dated June 23, 2015, with respect to the statements of net assets available for benefits of the Meredith Savings and Investment Plan as of December 31, 2014 and 2013, the related statement of changes in net assets available for benefits for the year ended December 31, 2014, and the supplemental schedule of Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2014, which report appears in the December 31, 2014 annual report on Form 11-K of the Meredith Savings and Investment Plan.

/s/ KPMG LLP

Des Moines, Iowa
June 23, 2015